Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-85580 on Form S-3 of our report dated February 28, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph as to changes in accounting principles for pension and other postretirement benefit plans and purchases and sales of inventory with the same counterparty in 2006, and for conditional asset retirement obligations in 2005), relating to the consolidated financial statements of Consolidated Natural Gas Company (a wholly-owned subsidiary of Dominion Resources, Inc.), appearing in this Annual Report on Form 10-K of Consolidated Natural Gas Company for the year ended December 31, 2006.

/s/    Deloitte & Touche LLP

Richmond, Virginia

February 28, 2007